# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nukkleus Inc., CIK 0001787518
CUSIP: 67054R104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-131196
Filed by CIK 0002033034

## Reporting persons
- Esousa Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 4,974,390; shared voting power 0; sole dispositive power 4,974,390; shared dispositive power 0; aggregate amount beneficially owned 4,974,390 (9.9% of the class)
- Michael Wachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,974,390; shared voting power 0; sole dispositive power 4,974,390; shared dispositive power 0; aggregate amount beneficially owned 4,974,390 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Nukkleus Inc.
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor New York, NY, 10017

## Item 2. Person Filing
Name of person filing: Esousa Group Holdings LLC and Michael Wachs.
Address of principal business office or, if none, residence:
211 East 43rd Street, Suite 402
New York, NY 10017
Citizenship: Esousa Group Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,974,390. This amount consists of (i) 1,942,560 shares of common stock issuable upon conversion of 190 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") based on an initial conversion price of $4.89 per share, and (ii) 3,031,830 shares of common stock issuable upon exercise of 190 common stock purchase warrants ("Common Warrants") based on an initial exercise price of $5.405 per share. The Series A Preferred Stock and Common Warrants were sold by the issuer to the Reporting Person on September 9, 2025. Pursuant to the terms of the Series A Preferred Stock and Common Warrants, the issuer cannot issue shares of common stock to the Reporting Person, and the Reporting Person cannot convert its Series A Preferred Stock or exercise its Common Warrants, to the extent that the Reporting Person would beneficially own, after any such issuance, conversion or exercise, more than 9.9% of the then issued and outstanding shares of the issuer's common stock (the "Beneficial Ownership Maximum").
Percent of class: 9.9%. This percentage gives effect to the Beneficial Ownership Maximum. Consequently, due to the Beneficial Ownership Maximum, as of the date of the event which requires filing of this statement, the Reporting Person could not convert all of its Series A Preferred Stock and could not exercise all of its Common Warrants.
Sole power to vote or to direct the vote: 4,974,390. See Item 4(a).
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,974,390. See Item 4(a).
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G https://www.sec.gov/Archives/edgar/data/1787518/000110465925067957/tm2520939d2_ex99-a.htm

## Signatures
- Esousa Group Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (11/14/2025)
- Michael Wachs: /s/ Michael Wachs, Michael Wachs (11/14/2025)